Mail Stop 4561

January 29, 2008

Dean A. Foate
President and Chief Executive Officer
Plexus Corp.
55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
(920) 722-3451

> **Re:** **Plexus Corp. (File No. 000-14824)**
> **Form 10-K for the Fiscal Year Ended September 29, 2007**
> **Form 8-K filed January 23, 2008**

Dear Mr. Foate,

We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to the matter addressed in the comment below. If indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 29, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 19

1.   We note your disclosure of after-tax return on invested capital (ROIC) on page 22. Provide us with the detailed calculation of ROIC reconciled to your GAAP financial statements. To the extent that operating income and/or average capital

employed used to compute this ratio are not calculated in accordance with GAAP, tell us what consideration you gave to the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K, with consideration also given to the guidance set forth in the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003. We note similar discussion of ROIC in your most recent earnings release on Form 8-K filed on January 23, 2008. Refer to Section II.A.2.d of SEC Release No. 33-8176.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or me at 202-551-3488 if you have any questions regarding financial statements and related matters. Please address questions regarding all other matters to Hugh Fuller, Financial Analyst, at 202-551-3853 and Mark Shuman, Branch Chief – Legal at 202-551-3462.

Sincerely,

Stephen Krikorian
Accounting Branch Chief